UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            Hampshire Group, Limited
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                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
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                         (Title of Class of Securities)

                                    408859106
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                                 (CUSIP Number)

                                Ludwig G. Kuttner
                          c/o Hampshire Group, Limited
                             215 Commerce Boulevard
                         Anderson, South Carolina 29625
                                 (864) 225-6232
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000


                                 March 25, 2002
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ___

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D
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CUSIP No.   408859106                                     Page 2 of 10 Pages
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1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION

    Ludwig G. Kuttner                                    I.R.S. ####-##-####
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  ___X__
    (See Instructions)                                        (b)  ______
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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS (See Instructions)
    PF OO
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5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                       _________
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Germany
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER                                  1,663,423*
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8.  SHARED VOTING POWER                                        0
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9.  SOLE DISPOSITIVE POWER                             1,663,423*
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10. SHARED DISPOSITIVE POWER                                   0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,663,423*
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12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                      _______
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    35.2%
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14. TYPE OF REPORTING PERSON (See Instructions)
    I
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*   Includes 170,018 shares purchased for the account of Mr. Kuttner under
    Hampshire Group, Limited's Common Stock Purchase Plan for Directors and Executives and 6,100 shares issuable under presently exercisable options.

SCHEDULE 13D
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CUSIP No.   408859106                                       Page 3 of 10 Pages
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1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION
    Beatrice Ost-Kuttner                                     I.R.S. ####-##-####
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  __X___
    (See Instructions)                                        (b)  ______
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3.       SEC USE ONLY
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4.  SOURCE OF FUNDS (See Instructions)
    PF
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5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                          _______
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Germany
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER                                              188,864
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8.  SHARED VOTING POWER                                                  0
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9.  SOLE DISPOSITIVE POWER                                         188,864
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10. SHARED DISPOSITIVE POWER                                             0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   188,864
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12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (See Instructions)                      _______
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 4.0%
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14. TYPE OF REPORTING PERSON (See Instructions)                          I
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
                                                              Page 4 of 10 Pages

Item 1.  Security and Issuer.
----------------------------
     (a) This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $0.10 per share (the "Common Stock"), of Hampshire Group, Limited, a corporation organized under the laws of the state of Delaware (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 215 Commerce Boulevard, Anderson, South Carolina 29625.

Item 2. Identity and Background.
-------------------------------
     (a) This statement is being filed on behalf of Ludwig G. Kuttner and Beatrice Ost-Kuttner (collectively, the "Reporting Persons"). Mr. and Mrs. Kuttner are husband and wife and have acted in concert together from time to time with respect to the voting of the shares of Common Stock owned by each of them and may act together with respect to the voting of such shares in the future; consequently, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-3 of the Exchange Act. Each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person and the filing of this
Schedule 13D shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

(b), (c) and (f)
----------------
     Mr. Kuttner is a citizen of Germany and his principal business address is c/o Hampshire Group, Limited, 215 Commerce Boulevard, Anderson, South Carolina

                                                             Page 5 of 10 Pages

29625. Mr. Kuttner is Chairman, Chief Executive Officer and President of the Company, and its principal business address is set forth in Item 1 above.

     Mrs. Ost-Kuttner is a citizen of Germany and her principal business is being a self-employed artist and author, and her principal business address is Post Office Box No. 359, Keene, Virginia 22946.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
---------------------------------------------------------

     A company controlled by Mr. Kuttner purchased 727,273 shares of Common Stock on March 25, 2002 for approximately $14,545,460 and 10,000 shares of Common Stock on June 3, 2002 for approximately $200,000. Mr. Kuttner furnished such payments from his personal funds. From time to time the Company has awarded Mr. Kuttner options to purchase an aggregate of 6,100 shares of Common Stock, which are presently exercisable, for prices ranging from $7.87 to $14.50, for services as the Company's Chairman, Chief Executive Officer and President. The Company purchased 170,018 shares of Common Stock for the account of Mr. Kuttner for an average price of $9.20 pursuant to Hampshire Group Limited Common Stock Purchase Plan for Directors and Executives.

     As of December 30, 2002, Mrs. Ost-Kuttner holds 188,864 shares of Common Stock. Mrs. Ost-Kuttner furnished payments for such shares of Common Stock from her personal funds.

                                                            Page 6 of 10 Pages

Item 4. Purpose of Transaction.
------------------------------
     Mr. Kuttner is the Chairman, Chief Executive Officer and President of the Company. Mr. Kuttner is also the largest stockholder of the Company and has been since its initial public offering on June 18, 1992. In such capacity, Mr. Kuttner exercises and intends to continue to exercise control of the Company and intends to take such measures as he deems appropriate at such time in furtherance of such interests. On March 25, 2002 a company controlled by Mr. Kuttner purchased 727,273 shares of Common Stock from his wife, Beatrice Ost-Kuttner, in a private transaction. On June 3, 2002 a company controlled by Mr. Kuttner purchased 10,000 shares of Common Stock from his son in a private transaction. Depending on market conditions and certain other factors that each of the Reporting Persons deems material to investment decisions, one or more of the Reporting Persons may sell or otherwise dispose of the shares of Common Stock or acquire additional shares of Common Stock in the open market, in private transactions, by tender offer or other permissible means. In addition, Mr. Kuttner intends, from time to time, to discuss the Company's business operations or other affairs with the Company's board of directors, stockholders and others. Mr. Kuttner regularly explores potential actions and transactions which may be advantageous to the Company and its stockholders, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company and has and will continue to discuss the possibility of such strategic alternatives with the board of directors of the Company and possibly others. In addition, during the past twelve months, Mr. Kuttner has, on behalf of the Company, (i) explored six potential acquisition candidates, (ii) discussed the possibility of certain investment groups acquiring securities of the Company (including, but not limited to Common Stock), (iii) discussed the possibility of paying dividends on the Common Stock and recapitalizing the Common Stock with the board of directors of the Company and

(iv) discussed the possibility of a sale, liquidation or other disposition of Hampshire Investments, a wholly-owned subsidiary of the Company with the board of directors of the Company and others.

     Except as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant o Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
--------------------------------------------
     (a) As of December 30, 2002, Mr. Kuttner is the beneficial owner of 1,663,423 shares of Common Stock (including 170,018 shares purchased for the account of Mr. Kuttner under the Hampshire Group Limited Common Stock Purchase Plan for Directors and Executives and 6,100 shares issuable under presently exercisable options). These shares of Common Stock represent approximately 35.2%

                                                            Page 7 of 10 Pages

of the Company's outstanding Common Stock, calculated in accordance with Rule 13d-3 of the Exchange Act. This percentage is based on a total of 4,724,043 shares of Common Stock outstanding as of December 30, 2002. Mr. Kuttner expressly disclaims beneficial ownership of the 188,864 shares of Common Stock held by Mrs. Ost-Kuttner and the 90,000 shares of Common Stock held by their sons. If the Reporting Persons were deemed to beneficially own all of the shares held by each of them, they would be deemed to own 1,942,287 shares of Common Stock of the Company (representing approximately 41.1% of the Company's outstanding Common Stock as of December 30, 2002 calculated in accordance with Rule 13d-3 of the Exchange Act).

     As of December 30, 2002, Mrs. Ost-Kuttner is the beneficial owner of 188,864 shares of Common Stock. These shares of Common Stock represent approximately 4.0% of the Company's outstanding Common Stock, calculated in accordance with Rule 13d-3 of the Exchange Act. This percentage is based on a total of 4,724,043 shares of Common Stock outstanding as of December 30, 2002. Mrs. Ost-Kuttner disclaims beneficial ownership of the 1,663,423 shares of Common Stock held by Mr. Kuttner and the 90,000 shares held their sons.

     (b) Mr. Kuttner has the direct power to vote and direct the disposition of all of the 1,663,423 shares held by him except the 170,018 shares purchased for the account of Mr. Kuttner under the Hampshire Group, Limited Common Stock Purchase Plan for Directors and Executives (such shares are held in a Rabbi Trust for the benefit of Mr. Kuttner and are voted by the Trustee at the direction of the Board of Directors) and may be deemed to have shared voting and dispositive power with respect to the 188,864 shares held by Mrs. Ost-Kuttner.

     Mrs. Ost-Kuttner has the sole power to vote and direct the disposition of all of the 188,864 shares held by her.

     (c) Mr. Kuttner purchased 5,476 shares of Common Stock through the exercise of options on December 20, 2002. Mr. Kuttner surrendered 2,206 shares of Common Stock to the Company as partial payment for such shares purchased. Except as set forth in the previous sentence, no transactions in Common Stock were effected by any of the Reporting Persons during the past sixty days.

                                                            Page 8 of 10 Pages

     (d) No person other than each respective record owner referred to herein has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock. (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With
        Respect to the Securities of the Issuer.
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     By virtue of the relationships among the Reporting Persons, as described in
Item 2, the Reporting Persons may be deemed to be a "group" under the Exchange Act. There are no contracts, arrangements, understandings or relationships
(legal or otherwise) between each of the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by any of the Reporting Persons is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7. Material to be Filed as Exhibits
----------------------------------------
     (a) Joint Filing Agreement, dated as of January 8, 2003, by and among the Reporting Persons.

                                                            Page 9 of 10 Pages
                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  January 8, 2003



By: /s/ Ludwig G. Kuttner

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By: /s/ Beatrice Ost-Kuttner

--------------------------------------

                                                             Page 10 of 10 Pages

EXHIBIT INDEX

Exhibit No.                            Title
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99.1          Joint Filing Agreement, dated as of January 8, 2003, by and among the Reporting Persons